# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MediaAlpha, Inc., CIK 0001818383
CUSIP: 58450V104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 700 South Flower Street, Suite 640, Los Angeles, California (CA), 90017
Date of event which requires filing of this statement: 11/11/2026
Filed by CIK 0000776867
Persons authorized to receive notices and communications: Robert L. Seelig, Esq., 23 South Main Street, Suite 3B, Hanover, New Hampshire (NH), 03755, (603) 640-2200

## Reporting persons
- White Mountains Insurance Group, Ltd. (CIK 0000776867): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 900,000; shared voting power 10,326,223; sole dispositive power 900,000; shared dispositive power 10,326,223; aggregate amount beneficially owned 11,226,223 (22.6% of the class)
- WM Hinson (Bermuda) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,326,223; sole dispositive power 0; shared dispositive power 10,326,223; aggregate amount beneficially owned 10,326,223 (20.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: MediaAlpha, Inc.
Address of issuer's principal executive offices: 700 South Flower Street, Suite 640, Los Angeles, California (CA), 90017
Comment:
This Amendment No. 9 (this "Amendment No. 9") to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on June 30, 2023 (as amended and supplemented from time to time, this "Schedule 13D") is being filed jointly by White Mountains Insurance Group, Ltd. ("White Mountains") and WM Hinson (Bermuda) Ltd. ("WM Hinson" and, together with White Mountains, the "Reporting Persons") with respect to the Class A Common Stock, par value $0.01 per share (the "Class A Shares"), of MediaAlpha, Inc., a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons.

The purpose of this Amendment No. 9 is to reflect the sale of 1,130,000 Class A Shares by WM Hinson to the Issuer.

Except as set forth below, all Items of this Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 9 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented as follows:

On November 11, 2026, WM Hinson entered into a Share Repurchase Agreement with the Issuer (the "Repurchase Agreement"), pursuant to which WM Hinson sold 1,130,000 Class A Shares to the Issuer in a private transaction at a price of $14.15 per share, for an aggregate purchase price of $15,989,500.00 (the "Repurchase"). The Repurchase closed on November 12, 2026. Following the Repurchase, the Reporting Persons beneficially own approximately 22.55% of the Class A Shares, based on 49,773,805 Class A Shares outstanding, which is the 50,903,805 Class A Shares outstanding as of October 26, 2026, as reported in the Issuer's Form 10-Q filed with the Commission on October 28, 2026, less the 1,130,000 Class A Shares repurchased by the Issuer in the Repurchase (such number of Class A Shares outstanding, the "Class A Shares Outstanding"). The purpose of the Repurchase was to monetize a portion of the Reporting Persons' ownership interest in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(b) is amended and restated as follows:

The information set forth on the cover pages of this Amendment No. 9, and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 of this Schedule 13D are hereby incorporated by reference in this Item 5(a)-(b).

As of the date hereof, White Mountains directly holds 900,000 Class A Shares of the Issuer and is the indirect beneficial owner of 10,326,223 Class A Shares directly held by its wholly owned direct subsidiary, WM Hinson, as presented herein. None of the Reporting Persons beneficially owns any shares of Class B Common Stock, par value $0.01 per share ("Class B Shares"). The Class A Shares held by the Reporting Persons represent approximately 22.55% of the Class A Shares Outstanding.

As of the date hereof, and based on the knowledge of the Reporting Persons, the beneficial ownership of Class A Shares of the following persons listed in Annex A to this Schedule 13D (as amended and restated by the updated Annex A filed as Exhibit 99.5 to Amendment No. 7) is as follows: Robert L. Seelig holds 10,000 Class A Shares, which results in Mr. Seelig beneficially owning 10,000 Class A Shares, representing approximately 0.02% of the Class A Shares Outstanding.

The beneficial ownership calculations set forth herein assume the exchange of any Class B Shares beneficially owned, together with a corresponding number of Class B-1 Units, for an equal number of Class A Shares pursuant to the Exchange Agreement. The percentage calculations set forth herein are based on 49,773,805 Class A Shares Outstanding, as described in Item 4, and are calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

The filing of this Amendment No. 9 shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the Class A Shares that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, all of the Reporting Persons, other than with respect to Class A Shares directly held by such Reporting Person (or, in the case of White Mountains, directly held by WM Hinson) as described on each cover page to this Amendment No. 9, disclaim beneficial ownership of all Class A Shares reported in this Amendment No. 9. In addition, the filing of this Amendment No. 9 shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the Class A Shares that such partner, member, director, officer or affiliate may be deemed to beneficially own.

In addition, because of the relationships among White Mountains and WM Hinson, on the one hand, and the other Stockholders' Agreement Parties, on the other hand, as a result of the Stockholders' Agreement, the Reporting Persons may be deemed, pursuant to Rules 13d-3 and 13d-5 under the Act, to beneficially own the Class A Shares, Class B Shares or Class B-1 Units held in aggregate by the other Stockholders' Agreement Parties. Notwithstanding the foregoing, the filing of this Amendment No. 9 shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the Class A Shares, Class B Shares or Class B-1 Units that such Reporting Person may be deemed to beneficially own. Further, each of the Reporting Persons disclaims membership in a group with each other Stockholders' Agreement Party.
Number of shares as to which each person has sole or shared power to vote or dispose: Same as (a) above.
Transactions in the class effected during the past sixty days: Item 5(c) is amended and supplemented as follows: On November 9, 2026, John G. Sinkus sold 750 Class A Shares at $14.00 per share in an open market transaction. On November 11, 2026, WM Hinson sold 1,130,000 Class A Shares to the Issuer at $14.15 per share in the Repurchase described in Item 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 9 is hereby incorporated by reference in this Item 6.

## Signatures
- White Mountains Insurance Group, Ltd.: /s/ Robert L. Seelig, Robert L. Seelig - Executive Vice President and General Counsel (11/13/2026)
- WM Hinson (Bermuda) Ltd.: /s/ John G. Sinkus, John G. Sinkus - Vice President (11/13/2026)